UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1) *

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

March 11, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 20366P100	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Otter Creek Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 20366P100	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Otter Creek International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 20366P100	13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS: Otter Creek Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 20366P100	13G	Page 5 of 8

Securities and Exchange Commission

Washington, DC 20549

Item 1(a).	Name of Issuer: Community Financial Shares, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Item 2(a).	Name of Person Filing:

This filing is being made by Otter Creek Partners I, L.P. (“OCP”) and Otter Creek International Ltd. (“OCI”) and Otter Creek Management, Inc., a Delaware corporation (“OCM”). OCP, OCI and OCM are referred to herein as the “Reporting Persons.” OCM is the sole general partner of OCP and the investment adviser to OCP and OCI (collectively, the “Funds”), and in such capacities makes investment decisions for them, including the decision to purchase or sell the shares of the Issuer. The Funds directly own any shares to which this Schedule 13G relates, and OCM may be deemed to have beneficial ownership over such shares by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds.

(b).	Address of Principal Business Office, or, if None, Residence:

OCP’s address is:

222 Lakeview Avenue
Suite 1100
West Palm Beach, Florida 33401

OCI’s address is:

c/o HWR Services Limited
No. 18 Russell Hill Road
Road Town, Tortola VG1110
British Virgin Islands

OCM’s address is:

222 Lakeview Avenue
Suite 1100
West Palm Beach, Florida 33401

CUSIP No. 20366P100	13G	Page 6 of 8

(c).	Citizenship: OCP is a Delaware limited partnership, OCI is a British Virgin Islands investment company, and OCM is a Delaware corporation.

(d).	Title of Class of Securities: Common Stock, no par value

(e).	CUSIP Number: 20366P 10 0

Item 3.	Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This filing is made on behalf of OCP, OCI and OCM. See Exhibit 1 to the original Schedule 13G to which this amendment relates, filed with the Securities and Exchange Commission on February 28, 2013.

CUSIP No. 20366P100	13G	Page 7 of 8

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 20366P100	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

OTTER CREEK PARTNERS I, L.P.

By:	Otter Creek Management, Inc., its general partner

	By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

By:	/s/ R. Keith Long
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.

By:	/s/ R. Keith Long
R. Keith Long, President